

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 11, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (561) 208-0166

Stephen J. Ruzika
Chief Executive Officer and President
Devcon International Corp.
595 South Federal Highway
Suite 500
Boca Raton, Florida 33432

> **Re: Devcon International Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed August 29, 2006**
> **File No. 000-07152**

Dear Mr. Ruzika:

We have reviewed your submission and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your revised preliminary proxy statement incorporates information by reference that is required by Item 14(c) of Schedule 14A. Please note that you may incorporate information by reference only to the extent you are permitted to do so by Form S-4. See Schedule 14A, Item 14(e). As neither you nor Guardian have a reported public float in excess of $75 million, it appears that you are ineligible to incorporate by reference. Please revise your proxy statement to provide the information required by Item 14(c) of Schedule 14A.

Security Ownership, page 2

2. Your disclosure in the footnotes to the beneficial ownership table is confusing in that it discloses securities consisting of those held individually and "also" or "additionally" includes securities held by RPCP, Coconut Palm, and subject to the

February 10, 2006, Voting Agreement. Please revise your disclosure to indicate more clearly that these holdings are not cumulative and to disclose how you calculate the number of shares held by each of these entities. For example, we note that the Voting Agreement includes 70,000 shares held directly by Mr. Ruzika, while footnote 11 states that he directly owns 181,533 shares. In addition, please also revise to disclose the number of shares for which each shareholder has granted Coconut Palm Capital Investors, Inc., a proxy. Your beneficial ownership table should clearly indicate the composition of each party's beneficial ownership, rather than referring investors to assorted beneficial ownership reports or other filings. Refer to Instruction 5 to Item 403 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jaret L. Davis, Esq. (*via facsimile* 305/579-0717)
        Greenberg Traurig, P.A.
        1221 Brickell Avenue
        Miami, Florida 33131